Sub-Item 77M: Mergers

(a) SBL Fund

(b) The Board of Trustees of Guggenheim Variable Funds Trust and the Board of Directors of SBL Fund deemed it advisable that series of Guggenheim Variable Funds Trust (each, an Acquiring Fund) and corresponding series of SBL Fund engage in a plan of reorganization and liquidation (the Plan) within the meaning of Section 368(a)(1) of the United States Internal Revenue Code of 1986, as amended. The reorganization and liquidation consisted of the transfer of all of the assets of each Acquired Fund to the corresponding Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (Acquiring Fund Shares), the assumption by the Acquiring Fund of all liabilities of the Acquired Fund, and the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in complete liquidation of the Acquired Fund (the Reorganization), all upon the terms and conditions set forth in the Plan.


    The Board of Directors of SBL Fund approved the Agreement and Plan of Reorganization at a quarterly meeting of the Board of Directors of SBL Fund on November 11, 2013. Shareholders of SBL Fund approved the Agreement and Plan of Reorganization at a Joint Special Meeting of Shareholders on January 8, 2014. The Reorganization took place, except with respect to Series Z (Alpha Opportunity Series, on April 29, 2014. The Reorganization, with respect to Series Z (Alpha Opportunity) Series, took place on September 23, 2014.